Exhibit 107

Calculation of Filing Fee Table

PREM14A

(Form Type)

Village Bank and Trust Financial Corp.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Proposed maximum aggregate value of transaction	Fee rate	Amount of filing fee
Fees to be paid	$121,578,750 (1)	0.00015310	$18,613.71 (2)
Fees previously paid			—
Total transaction valuation	$121,578,750
Total fees due for filing			$18,613.71
Total fees previously paid			—
Total fee offsets			—
Net fee due			$18,613.71

(1)

For purposes of calculating the fee only, this amount is based on the anticipated maximum number of shares of the Registrant’s common stock outstanding on the effective date of the transaction multiplied by the per share cash purchase price pursuant to that certain Agreement and Plan of Reorganization, dated September 23, 2024, by and among the Registrant, TowneBank, Cardinal Sub, Inc. and Village Bank.

(2)	Rounded up to the nearest penny.